NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road – Suite 107-762

Flower Mound, Texas 75022

940-367-6154

January 14, 2022

Kara Wirth

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SFLMaven Corp.
Offering Statement on Form 1-A
Filed December 16, 2021
Commission File No. 024-11753

Dear Ms. Wirth:

This is in response to the letter of comment of the Staff dated January 5, 2022, relating to the captioned Offering Statement on Form 1-A of SFLMaven Corp. (the “Company”). The comments of the Staff are addressed below.

Upon receipt of the Staff’s letter of comment, and with the guidance of the Staff’s specific comments therein, management of the Company was compelled to research and investigate its crpytocurrency and NFT business plans (the “Digital Asset Business”), as described in its original filing.

As the result of these efforts, management has determined that the Company does not possess the expertise to engage properly in the Digital Asset Business. Based on this determination, management has abandoned its plans to enter the Digital Asset Business, in favor of further developing its core business, the sale of luxury goods. Please be advised that the Company has not taken any action with respect to the Digital Asset Business. Accordingly, the disclosure in the amended Offering Statement has been revised to reflect management’s determination.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s response.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,
NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member

cc: SFLMaven Corp.